July 26, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Attention:  Ms. Nina Mojiri-Azad, Esq.

Judicial Plaza

450 5th Street NW

Washington, D.C.  20549-0405

RE:

Intertape Polymer Group Inc.

Withdrawal of Registration Statement on Form F-3 filed October 24, 2003

SEC File No. 333-109944

Ladies and Gentlemen:

On behalf of INTERTAPE POLYMER GROUP INC. (the “Company”), this letter is filed with respect to the Company’s Registration Statement on Form F-3, SEC File No. 333-109944 (the “Registration Statement”).

In accordance with the terms of the Registration Rights Agreement attached to the Registration Statement, the Company no longer has an obligation to register the shares of the Company’s common stock under the Registration Statement (the “Securities”) because the “Selling Shareholder” under the Registration Statement, N. Quintas-Projectos E Investimentos, S.A., now known as N. Quintas SGPS, S.A., is entitled to sell the Securities pursuant of the provisions of Rule 144(k).  No Securities have been sold pursuant to the Registration Statement.  Accordingly, the Company hereby withdraws the Registration Statement pursuant of Rule 477 under the Securities Act of 1933.

Sincerely,

INTERTAPE POLYMER GROUP INC.

By:/s/ Victor DiTommaso

Victor DiTommaso, Vice President Finance

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